FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              DATED APRIL 23, 2002

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

                           ------------------------

                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


                           ------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       FORM 20-F X          FORM 40-F
                                ---                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       YES                  NO X
                          ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

                           INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   ASE TEST LIMITED


Dated: April 23, 2002                              By: /s/ Joseph Tung
                                                       -------------------------
                                                       Name:  Joseph Tung
                                                       Title: Director

ASE TEST LIMITED                                                  April 23, 2002
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel. 886-2-8780-5489                      Mobile 886-920-189-608
Fax. 886-2-2757-6121                      email: jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel. 1-408-567-4383                       email: rwei@iselabs.com
--------------------------------------------------------------------------------

 ASE Test Limited & Subsidiaries Announce First-Quarter Results for the Period
                             Ended March 31, 2002

Taipei, Taiwan, April 23, 2002 -- ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of semiconductor test services, today announced a first-quarter fully diluted loss (US GAAP) of $0.14 per share, down from earnings of $0.07 per share in the year-ago period but flat compared to a loss of $0.14 per share in the fourth quarter of 2001. Under Taiwan GAAP, ASE Test reported a fully diluted first-quarter loss of $0.15 per share, down from 1Q01 earnings of $0.09 per share but up from a loss of $0.16 per share in 4Q01. The first-quarter net loss amounted to $13.9 million under US GAAP and $15.1 million under Taiwan GAAP.


1Q02 Results:

Revenues

Net revenues in the quarter totaled $69.0 million, down 33% from the first quarter of 2001 but up 2% sequentially. Test revenues accounted for 72% of total revenues during the quarter; assembly revenues made up the remaining 28%.

Test revenues, at $49.5 million, contracted 37% year-over-year and were flat sequentially (see table below). Compared with 4Q01, volume (in units of time) in the test business inched up modestly in 1Q02 and ASP (per unit of time) fell slightly.



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

--------------------------------------------------------------------------------
Test Breakdown                            Sequential Revenue     Percent of Test
                                                Change              Revenues
--------------------------------------------------------------------------------
Final Test--Logic                                 -1%                  76%
--------------------------------------------------------------------------------
Engineering                                       14%                  12%
--------------------------------------------------------------------------------
Wafer Sort & Other                               -14%                   9%
--------------------------------------------------------------------------------
Hardware                                          43%                   2%
--------------------------------------------------------------------------------
Final Test--Memory                                12%                   1%
--------------------------------------------------------------------------------
Total Test                                         0%                 100%
--------------------------------------------------------------------------------

Assembly revenues, at $19.5 million, declined 23% year-over-year but increased 10% sequentially (see table below). The sequential improvement represented the third consecutive quarter of growth in assembly revenues. The growth was driven by a 12% increase in total pin count and offset by a 3% decline in average revenue per pin. By package type, most of the volume increase took place in QFP and PDIP packages, due to customer mix change as well as changes in customers' product mix.

--------------------------------------------------------------- ----------------
Assembly Breakdown                       Sequential Revenue  Percent of Assembly
                                               Change              Revenues
--------------------------------------------------------------------------------
QFP/MQFP/PQFP                                    41%                  25%
--------------------------------------------------------------------------------
BGA                                               0%                  23%
--------------------------------------------------------------------------------
PDIP                                             19%                  21%
--------------------------------------------------------------------------------
TQFP/LQFP                                         1%                  18%
--------------------------------------------------------------------------------
PLCC                                             -1%                  11%
--------------------------------------------------------------------------------
SOP/SOJ/SSOP&TSOP/Other                         -41%                   2%
--------------------------------------------------------------------------------
Total Assembly                                   10%                 100%
--------------------------------------------------------------------------------

The Company's top customers in the first quarter included Agilent Technologies, Altera, Atmel, Conexant, ESS Technology, Genesis Microchip, LSI Logic, Lattice Semiconductor, Marvell, Motorola, NVidia, Oak Technology, Qualcomm, Silicon Integrated Systems, and VIA Technologies. Revenues from the Company's top five customers accounted for 34% of total revenues in 1Q02, and one customer accounted for over 10% of revenues.


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


The Company's end market exposure changed slightly from 4Q01 and the breakdown is as follows:

--------------------------------------------------------------------------------
                             1Q01       2Q01        3Q01       4Q01       1Q02
--------------------------------------------------------------------------------
Consumer & Automotive         29%        28%         31%        33%        32%
--------------------------------------------------------------------------------
Communications                32%        34%         30%        29%        30%
--------------------------------------------------------------------------------
Computers                     28%        29%         30%        29%        28%
--------------------------------------------------------------------------------
Industrial                     8%         7%          7%         7%         7%
--------------------------------------------------------------------------------
Other                          3%         2%          2%         2%         3%
--------------------------------------------------------------------------------

Expenses

Cost of revenues (COR) in 1Q02 totaled $66.3 million, down 10% from 1Q01 and down less than 1% from the 4Q01 level. The year-over-year improvement was primarily due to lower material costs and cost savings in salaries and benefits and other factory expenses. Sequentially, raw material costs increased as a result of the higher volume of chips packaged; the increase was offset by declines in other factory-related expenses. The depreciation component ($34 million) of COR represented 49.1% of revenues in 1Q02, compared with 31.5% of revenues in 1Q01 and 49.2% in 4Q01.

Overall gross margin in the quarter equaled 3.9%, a decline from 28.7% in the year-ago quarter and a modest improvement from 1.3% in 4Q01. By segment, gross margin for the test business was in the low-single-digit range, compared with the low-30% area in 1Q01 and the negative low-single-digit range in 4Q01. For the assembly segment, gross margin was in the mid-single-digit range, versus the high teens in 1Q01 and high-single-digit range in 4Q01.

Operating expenses (R&D and SG&A expenses) fell by 4% from the year-ago period but rose 11% sequentially. Most of the year-over-year reduction was achieved through cutbacks in various SG&A expenses. Sequentially, about half of the increase came from higher goodwill amortization; the rest came from various SG&A expenses. Company-wide headcount at the end of 1Q02 inched down 1% from 4Q01.

As a percent of revenues, operating expenses of 21.7% in 1Q02 compare with 15.0% in the year-ago period and 20.0% in 4Q01. Operating margin, aided by higher gross margin and offset somewhat by modestly higher operating expenses, was a negative 17.8%, up from a negative 18.7% in 4Q01. By contrast, the Company's operating margin in 1Q01 was 13.7%.

Net non-operating expenses totaled $6.1 million in 1Q02, compared with non-operating expenses of $2.9 million in 1Q01 and $3.3 million in 4Q01. Investment losses, arising from the Company's equity ownership in affiliated companies, totaled $3.4 million in 1Q02, compared with $0.2 million in 1Q01 and $0.5 million in 4Q01.


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


Earnings

Net loss under US GAAP was $13.9 million in 1Q02, compared with net income of $7.1 million in the year-ago period and a net loss of $13.1 million in 4Q01. The net loss under Taiwan GAAP, meanwhile, was $15.1 million, versus net income of $9.2 million in the year-ago period and a net loss of $15.4 million in 4Q01. In the Taiwan GAAP to US GAAP reconciliation, the Company recognized a negative adjustment of $1.4 million related to compensation and a positive adjustment of $2.6 million related to goodwill amortization.

Fully diluted EPS under US GAAP was a loss of $0.14, down from earnings of $0.07 a year ago but flat compared with a loss of $0.14 in the fourth quarter. Fully diluted EPS under Taiwan GAAP amounted to a loss of $0.15, down from earnings of $0.09 in 1Q01 but up from a loss of $0.16 in 4Q01.

Gross cash earnings (US GAAP net income plus depreciation) in 1Q02 totaled $22 million, compared with $43 million in 1Q01 and $24 million in 4Q01. EBITDA in 1Q02 totaled $28 million ($0.28 per diluted share), compared with $53 million ($0.53 per diluted share) in the year-ago period and $26 million ($0.27 per diluted share) in 4Q01.


Balance Sheet

At the end of the quarter, ASE Test had $110 million in cash and $140 million in unused lines of credit. Total debt was $283 million and comprised of $29 million in short-term debt and $254 million in long-term debt and convertible bonds. The Company's current ratio at the end of Q4 was 2.04, and its debt-to-equity ratio was 0.48. Interest coverage was 6.3 times.


Capital Expenditures

In Q1, the Company spent $21 million on fixed assets, with $19 million on test equipment, a minuscule amount on assembly equipment, less than $1 million on buildings, and less than $1 million on IT and infrastructure projects. At the end of the quarter, the Company had 672 testers and 415 wirebonders installed.

In January, the Company purchased the remaining 20% of majority-owned subsidiary ISE Labs from its minority shareholders for $50 million. Following the purchase, ISE Labs became a wholly owned subsidiary.


Business Outlook:

"Our Q1 results exceeded our expectation as well as the historical seasonal pattern for our business," commented Dr. David Pan, President of the Company. "Our strong showing in Q1 is another confirmation that we are on a path to recovery since reaching a bottom in 3Q01.


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


"In Q1, we saw strength from a large cross section of our customer base, giving us comfort that the recovery is not limited to a handful of customers. We believe that, given our strong test service capabilities, advanced tester platforms, large installed base, and strategic geographic locations, we are very well positioned to benefit from the expected increase in levels of outsourcing in the semiconductor industry.

 "Customer demand for our more advanced tester platforms continued to be strong during the quarter, and we are beginning to see signs of pick-up in demand for more mainstream testers. Our equipment utilization rate improved sequentially from the high-40% range to approximately 50% in Q1. Price declines in both assembly and test were moderate and consistent with the normal rate of decline that we have observed in the past."

Jeffrey Chen, the Company's Chief Financial Officer, made the following comments: "To maintain our leadership position, we must keep on re-investing in our business. In Q1, we continued to generate positive cash flow from our operations to fund our investment in advanced testers and new capabilities.

"Going forward, we expect our Q2 revenues to see sequential growth of approximately 10%. With the growth in revenues, we believe that our Q2 gross margin should improve to the mid-single-digit range and our operating margin should see a corresponding improvement."


Non-Operating Items and US GAAP Adjustment

The Company believes that improving conditions in the semiconductor industry should have a positive impact on the affiliated companies in which it holds equity interest and estimates its investment loss in 2Q02 should be approximately $1 million, compared with a loss of $3.4 million in 1Q02.

The Company will continue to amortize its goodwill assets under Taiwan GAAP reporting and make a positive adjustment of approximately $2.9 million in its 2Q02 US GAAP adjustment. Additionally, the Company expects to accrue approximately $1.5 million in the compensation component of its US GAAP adjustment.


Capital Expenditures

Currently the Company estimates its 2002 capital spending at about $120 million, unchanged from its previous projection. This level of spending will be adjusted based on actual business conditions.


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


                                ASE Test Limited
                       Consolidated Statements of Income
             (US$ thousands, except percentages and per share data)
                                  (unaudited)

                                                   Three Months Ended March 31,
                                                   ----------------------------
ROC GAAP:                                              2001             2002
                                                   -----------      -----------
Net revenues                                       $   103,176      $    68,970
Cost of revenues                                        73,586           66,273
                                                   -----------      -----------
Gross profit                                            29,591            2,697
Operating expenses
   R&D                                                   3,974            3,964
   SG&A                                                 11,531           10,983
   Subtotal                                             15,505           14,946
                                                   -----------      -----------
Operating income                                        14,085          (12,250)

Non-operating expense (income)
   Interest revenues                                    (1,675)            (651)
   Interest expenses                                     5,232            4,400
   Others                                                 (700)           2,334
   Subtotal                                              2,856            6,083
                                                   -----------      -----------
Income before tax and minority interest                 11,229          (18,333)
Income tax expense (benefit)                             1,578           (3,281)
Minority interest                                          478                0
                                                   -----------      -----------
Net income (ROC GAAP)                              $     9,173      $   (15,052)
                                                   ===========      ===========
Net income (US GAAP)                               $     7,085      $   (13,882)
                                                   ===========      ===========

Fully diluted EPS (ROC GAAP)                       $      0.09      $     (0.15)
Fully diluted EPS (US GAAP)                        $      0.07      $     (0.14)

Margin Analysis:
Gross margin                                              28.7%             3.9%
Operating margin                                          13.7%           -17.8%
Net margin (ROC AGAP)                                      8.9%           -21.8%
Net margin (US GAAP)                                       6.9%           -20.1%

Additional Data:
Testing revenue                                    $    77,921      $    49,467
Assembly revenue                                        25,255           19,503

Net income before amortization expense (US GAAP)   $     9,042      $   (11,269)
EBITDA                                                  52,959           27,588
Shares outstanding                                  92,180,807       98,314,357
Shares used in fully diluted EPS calculation        99,158,181       97,464,837

                                                    For the         For the
                                                 Three Months     Three Months
                                                     Ended            Ended
                                              December 31, 2001   March 31, 2002
                                              -----------------   --------------

ROC GAAP:
Net revenues                                      $    67,426      $     68,970
Cost of revenues                                       66,545            66,273
                                                  -----------      ------------
Gross profit                                              881             2,697
Operating expense
   R&D                                                  3,882             3,964
   SG&A                                                 9,625            10,983
   Subtotal                                            13,507            14,946
                                                  -----------      ------------
Operating income                                      (12,626)          (12,250)

Non-operating expense (income)
   Interest revenues                                   (1,069)             (651)
   Interest expenses                                    4,359             4,400
   Others                                                  47             2,334
   Subtotal                                             3,337             6,083
                                                  -----------      ------------
Income before tax and minority interest               (15,964)          (18,333)
Income tax expense                                        975            (3,281)
Minority interest                                      (1,574)                0
                                                  -----------      ------------
Net income (ROC GAAP)                             $   (15,365)     $    (15,052)
                                                  ===========      ============
Net income (U.S. GAAP)                            $   (13,073)     $    (13,882)
                                                  ===========      ============

Fully diluted EPS (ROC GAAP)                      $     (0.16)     $      (0.15)
Fully diluted EPS (US GAAP)                       $     (0.14)     $      (0.14)

Margin Analysis:
Gross margin                                              1.3%              3.9%
Operating margin                                        -18.7%            -17.8%
Net margin (ROC GAAP)                                   -22.8%            -21.8%
Net margin (US GAAP)                                    -19.4%            -20.1%

Additional Data:
Testing revenue                                   $    49,662      $     49,467
Assembly revenue                                       17,763            19,503

Net income before amortization expense (US GAAP)  $   (11,130)     $    (11,269)
EBITDA                                                 25,738            27,588
Shares outstanding                                 96,647,199        98,314,357


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                                ASE Test Limited
                           Consolidated Balance Sheet
                              As of March 31, 2002
                                (US$ thousands)
                                  (unaudited)

Cash and cash equivalents    $109,908    Short-term borrowings          $  9,820
Accounts receivable            43,684    Accounts payable                 12,129
Inventories                    12,792    Payable for fixed assets         31,682
Other current assets           27,726    Current portion of LT debt       19,354
                             --------    Other current liabilities        22,119
Total current assets          194,111                                   --------
                                         Total current liabilities        95,102

Long-term investments          91,567    Long-term debt                   64,581
Net fixed assets              573,417    Convertible bonds               189,398
Goodwill                       80,128    Other liabilities                 1,526
Other assets                    7,392                                   --------
                             --------    Total liabilities               350,608
Total assets                 $946,614    Shareholders' equity            596,006
                             ========                                   --------
                                         Total liabilities &
                                            shareholders' equity        $946,614
                                                                        ========

ASE Test Limited is the world's largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol "ASTSF".

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2001.